UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Strong Global Entertainment, Inc.

(Name of Issuer)

Class A Common Voting Shares, no par value per share

(Title of Class of Securities)

86335G109

(CUSIP Number)

Strong Global Entertainment, Inc.

5960 Fairview Road, Suite 275, Charlotte, NC 28210

704-994-8279

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86335G109

1	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Strong/MDI Screen Systems, Inc., a company existing under the laws of Quebec, Canada
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Quebec, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 83.99%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	Based on 7,143,823 shares of Class A Common Voting Shares stated to be outstanding immediately after the initial public offering of Class A Common Voting Shares of the Issuer (assuming no exercise by the underwriters of their option to purchase additional shares) in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 19, 2023.

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CUSIP No. 86335G109

1	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). FG Group Holdings Inc. 47-0587703
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,000,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 83.99%(2)
14	Type of Reporting Person (See Instructions) CO

(1)	Includes 6,000,000 shares held of record by Strong/MDI Screen Systems, Inc. (“Strong/MDI”), a company incorporated under the laws of Quebec, Canada. FG Group Holdings Inc., owns 100% of Strong/MDI, and as such, may be deemed to be the indirect beneficial owner of the Class A Common Voting Shares held directly by Strong/MDI, and to share voting and dispositive power with respect to such Class A Common Voting Shares.

(2)	Based on 7,143,823 shares of Class A Common Voting Shares stated to be outstanding immediately after the initial public offering of Class A Common Voting Shares of the Issuer (assuming no exercise by the underwriters of their option to purchase additional shares) in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 19, 2023.

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CUSIP No. 86335G109

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is Class A Common Voting shares, no par value per share (“Common Shares”) of Strong Global Entertainment, Inc., a company incorporated under the Business Corporations Act (British Columbia) (the “Company” or the “Issuer”), with its principal executive offices at 5960 Fairview Road, Suite 275, Charlotte, North Carolina, 28210.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Strong/MDI Screen Systems, Inc., a company existing under the laws of Quebec, Canada (“Strong/MDI”), and FG Group Holdings Inc., a Nevada corporation (“FG Group”).

(b)	The principal business address of Strong/MDI is 1440, Raoul-Charette Street, City of Joliette, Province of Québec, J6E 8S7. The principal business of Strong/MDI is manufacturing and distributing premium large format projection screens and coatings. The principal business address of FG Group is 5960 Fairview Road, Suite 275, Charlotte, North Carolina, 28210. The principal business of FG Group is to operate Strong Entertainment, which has a leadership position in supplying projection screens and related products and services to the cinema exhibition and entertainment industry.

(d)	Neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has either Reporting Person been nor is it now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Prior to May 18, 2023, the Company was a wholly owned subsidiary of Strong/MDI. On May 18, 2023, the Company closed its initial public offering, following which, Strong/MDI owned 83.99% of the Company’s outstanding Common Shares. The shares were issued to Strong/MDI upon formation of the Company and in consideration of the contribution of various assets by Strong/MDI to the Company. Strong/MDI is wholly owned by FG Group.

Item 4. Purpose of Transaction

The Common Shares held of record by the Reporting Persons as reported herein are held for the purpose of investment.

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CUSIP No. 86335G109

The Reporting Persons may, from time to time and for their own accounts, increase or decrease their beneficial ownership of Common Shares or other securities of the Company. Neither of the Reporting Persons has reached any decision with respect to any such possible actions. If a Reporting Person does increase or decrease its beneficial ownership of Common Shares or other securities of the Company, it will timely file an appropriate amendment to this Schedule 13D. Other than as described above, neither of the Reporting Persons has any plans or proposals which relate or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Company;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Company by any person;

(h)	A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, Strong/MDI holds of record 6,000,000 Issuer’s Common Shares, which constitutes 83.99% of the Issuer’s outstanding Common Shares, based on 7,143,823 Common Shares stated to be outstanding immediately after the initial public offering of Common Shares of the Issuer (assuming no exercise by the underwriters of their option to purchase additional shares) in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 19, 2023. As noted herein, Strong/MDI is wholly owned by FG Group.

(b)	Because Strong/MDI is wholly owned by FG Group, Strong/MDI and FG Group share voting and dispositive control over securities held by the Reporting Persons. No other person shares any voting or dispositive power of such shares.

(c)	The Reporting Persons have not been involved in any transactions involving the securities of the Company in the last 60 days.

(d)	No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No other contracts, arrangements, understandings or relationships are present than as otherwise disclosed in response to Items 2, 3, 4, and 5, above.

Item 7. Material to Be Filed as Exhibits

None.

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CUSIP No. 86335G109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STRONG/MDI SCREEN SYSTEMS, INC.
A company incorporated under the laws of Quebec, Canada

June 1, 2023	By:	/s/ Todd R. Major
Date	Name:	Todd R. Major, Treasurer, Secretary

FG GROUP HOLDINGS INC.
A Nevada corporation

June 1, 2023	By:	/s/ Todd R. Major
Date	Name:	Todd R. Major, Chief Financial Officer

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